Via EDGAR Transmission

January 23, 2025

Vitalis Racius

Chief Financial Officer

Avant Technologies Inc.

c/o Eastbiz.com, Inc.

5348 Vegas Drive,

Las Vegas, NV 89108

Re: Avant Technologies Inc.

Form 10-K for the Year Ended March 31, 2024

Form 10-Q for the Year Ended June 30, 2024

Form 10-Q for the Quarter Ended September 30, 2024

File No. 333-225433

Dear Melissa Kindelan and Kathleen Collins,

Set forth below are the responses of Avant Technologies Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchnage Commission (the “Commission”) by letter dated January 8, 2025, with respect to the Company`s annual report on Form 10-K for the fiscal year ended March 31, 2024, and the two quarterly reports, Form 10-Q for the periods ended June 30, 2024, and September 30, 2024, File No. 333-225433, which were filed with the Commission on July 3, 2024, September 3, 2024, and November 12, 2024, (the “Reports”) respectively.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the annual report on Form 10-K for the fiscal year ended March 31, 2024; Amendment No. 1 to the quarterly report on Form 10-Q for the period ended June 30, 2024; and Amendment No. 2 to the quarterly report on Form 10-Q/A for the period ended September 30, 2024.

For your convinience, each response is prefaced by the exact text of the Staff`s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the one of the below Reports, unless otherwuse specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given them in the Reports.

Form 10-K for the Year Ended March 31, 2024 Report of Independent Registered Public Accounting Firm, page 24

1.	We note the report of your independent registered public accounting firm refers to the financial position of the company as of March 31, 2024 and 2021. The report also refers to the results of the company's operations and cash flows for the fiscal year ended March 31, 2024 rather than referring to each of the years in the two-year period ended March 31, 2024. Please amend your Form 10-K and have your auditors reissue their report with references to the appropriate financial statements.

Response:

The Company has amended the Form 10-K to include the updated auditor's report. The amendment to the 10-K was filed with the SEC on January 21, 2025.

Exhibits
2.	Please ensure that your amended Form 10-K includes Section 302 certifications signed by the principal executive and principal financial officers of the company. In this regard, Exhibit 31.1 was signed by Vitalis Racius as Chief Executive Officer, however, the Form 10-K and Exhibit 32.1 appear to identify William Hisey as the

Chief Executive Officer and Vitalis Racius as the Chief Financial Officer. In addition, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601(b)(31) of Regulation S-K and Exchange Act Rule 13a-14(a).

Response:

The Company has amended the Exhibits Section 302 certifications in the Form 10-K. Exhibit 31.1, the Certification of the Chief Executive Officer, has been added to the 10-K and signed by our current CEO, Mr. Winter. Exhibit 31.2, the Certification of the Chief Financial Officer, has been updated and signed by Mr. Racius. Also, the individual titles in the certifications were removed in accordance with Item 601(b)(31) of Regulation S-K and Exchange Act Rule 13a-14(a).

Form 10-Q for the Quarter Ended September 30, 2024 Exhibits

3.	We note the certifications included in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to the design of internal control over financial reporting. Please amend your Form 10-Q to include certifications containing the language precisely as set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to the Form 10-Q filed for the quarterly period ended June 30, 2024.

Response:

The Company has amended Exhibits 31.1 and 31.2 in the Form 10-Q for the periods ended September 30, 2024, and June 30, 2024, and has included the paragraph 4(b) in the certifications. The Company has incorporated the language exactly as specified in Item 601(b)(31) of Regulation S-K. The amendment to the 10-Q ended June 30, 2024, was filed with the SEC on January 21, 2025, and the amendment No. 2 to the 10-Q ended September 30, 2024, was filed with the SEC on January 21, 2025.

AVANT TECHNOLOGIES INC.

By:	/s/	Vitalis Racius
	Name:	Vitalis Racius
	Title:	Chief Financial Officer, Director & Treasurer